Exhibit 5.1

[Letterhead of Thompson Hine LLP]

June 9, 2005

To:	The Addressees listed on Schedule I attached hereto

RE:	CIT Education Loan Trust 2005-1

Ladies and Gentlemen:

We have acted as counsel to Education Funding Capital I, LLC, a Delaware limited liability company (the “Depositor”), in connection with the Depositor’s Prospectus dated May 23, 2005 and the Prospectus Supplement dated June 1, 2005 (together, the “Prospectus”) with respect to the Series A-1 Education Loan Backed Notes, Series A-2 Education Loan Backed Notes, Series A-3 Education Loan Backed Notes, Series A-4, and Series B Education Loan Backed Notes, (the “Notes”) to be issued by CIT Education Loan Trust 2005-1, a Delaware statutory trust (the “Issuer”). Capitalized terms used but not defined herein shall have the definitions assigned to such terms in the Prospectus. The Notes will be issued pursuant to the Indenture of Trust dated as of June 1, 2005 (the “Indenture”) among the Issuer, The Bank of New York, as eligible lender trustee on behalf of the Issuer (the “Eligible Lender Trustee”) and The Bank of New York, as indenture trustee (the “Indenture Trustee”).

In the course of rendering this opinion, our review has been limited solely to the following documents or certificates authenticated or certified to our satisfaction:

(i)	the Prospectus and Prospectus Supplement;

(ii)	the Certificate of Formation and Limited Liability Company Agreement of the Depositor;

(iii)	the Trust Agreement dated as of May 20, 2005 and the Amended and Restated Trust Agreement dated as of June 1, 2005, relating to the Issuer between the Depositor and Chase Bank USA, National Association, not in its individual capacity but solely as Owner Trustee (collectively, the “Trust Agreement”);

(iv)	the Indenture; and

(v)	such other documents as we deemed necessary and appropriate under the circumstances.

In such examination, we have assumed the genuineness of all signatures (of parties other than the Depositor and the Issuer) on original documents and the conformity to the original documents of all copies submitted to us. We have also assumed the due execution and delivery by and enforceability against the parties thereto (as to all parties other than the Depositor and the Issuer) of all documents that we have examined where due execution and delivery or enforceability is a prerequisite to the effectiveness thereof. As to various facts material to our opinion, we have relied upon statements or certificates of officers and representatives of the Depositor.

Based upon the foregoing examinations and assumptions and subject to the further assumptions, exceptions and qualifications set forth below, subject to the further assumption that the Notes have been validly authorized and executed by or on behalf of the Issuer, issued and authenticated in accordance with the provisions of the Indenture and issued, delivered to and paid for by the Underwriters in accordance with the provisions of the Underwriting Agreement dated June 1, 2005, among Education Lending Group, Inc., the Depositor, Education Lending Services, Inc., and Citigroup Global Markets Inc. and Credit Suisse First Boston LLC as the representatives of the underwriters named therein (the “Underwriting Agreement”), it is our opinion that the Notes constitute valid and binding obligations of the Issuer enforceable in accordance with their terms and entitled to the benefits of the Indenture, except as follows:

(A)	the enforceability of the Notes and the Indenture may be limited by bankruptcy, insolvency, reorganization, moratorium, rearrangement, liquidation, conservatorship or other similar laws affecting creditors’ rights generally, including court decisions interpreting such laws, statutes of limitations and personal jurisdiction;

(B)	the enforceability of the Notes and the Indenture and the availability of specific performance, injunctive relief and other forms of equitable relief are subject to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); and

(C)	no opinion is expressed with respect to the enforceability of any provisions of the Notes or the Indenture that purport to require payment or reimbursement of attorneys’ fees or litigation expenses of another party.

This opinion is provided as a legal opinion only. No opinion may be inferred or implied beyond the matters expressly stated herein. This opinion is solely for the benefit of the addressees set forth above. This opinion may be relied upon by Fitch Ratings, Moody’s Investors Service, Inc. and Standard & Poor’s. This opinion may not be relied upon in any manner or used by any other person without our express written consent. This opinion speaks as of its date only and we disclaim any undertaking or obligation to advise you of changes that hereafter may come to our attention.

Very truly yours,

             THOMPSON HINE LLP

SCHEDULE I

Bank of New York c/o BNY Midwest Trust Company as Indenture Trustee 2 North LaSalle Street, Suite 1020 Chicago, Illinois 60602 Attn: Corporate Trust	Bank of New York c/o The Bank of New York Trust Company, N.A. as Trust Eligible Lender Trustee 10161 Centurion Plaza Jacksonville, Florida 32256

Chase Bank USA, National Association 500 Stanton Christiana Rd., FL3/OPS4 Newark, Delaware 19713	Citigroup Global Markets Inc. 388 Greenwich Street, 33rd Floor New York, New York 10013

Credit Suisse First Boston LLC 11 Madison Avenue New York, New York 10010	Deutsche Bank Securites Inc. 60 Wall Street New York, New York 10005

Lehman Brothers Inc. 745 Seventh Avenue New York, New York 10019	Merrill Lynch, Pierce, Fenner & Smith Incorporated 250 Vesey Street New York, New York 10080

Wachovia Capital Markets LLC One Wachovia Center 301 S. College St. NC0610 Charlotte, North Carolina 28288	RBC Dain Rauscher Inc. 1211 Avenue of the Americas, Suite 3201 New York, NY 10036